Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Pfizer Inc:

We consent to the use of our reports dated February 27, 2007, with respect to the consolidated balance sheets of Pfizer Inc and Subsidiary Companies as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006 incorporated herein by reference.

/s/ KPMG LLP

New York, NY
February 28, 2007